[TYPE] SC13D
[DOCUMENT-COUNT] 2


SCHEDULE 13D

Under the Securities Exchange Act of 1934

US Airways Group, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

911-905-10-7
(CUSIP Number)

Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and
Communications)

July 30, 1999
(Date of Event which Required
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box
[X].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 911-905-10-7

Item 1.  Tiger Management L.L.C.
Item 2  Check the Appropriate Box if a Member of a Group:
(a)(b)
Item 4.  OO
Item 6.  Delaware
Item 7. -0-
Item 8. 6,866,500
Item 9. -0-
Item 10. 6,866,500
Item 11. 6,866,500
Item 13. 9.3
Item 14.  IA

Cusip Number:  911-905-10-7
Item 1.  Tiger Performance L.L.C.
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)
Item 4.  OO
Item 6.  Delaware
Item 7.  -0-
Item 8.  9,646,200
Item 9.  -0-
Item 10. 9,646,200
Item 11. 9,646,200
Item 13. 13.1
Item 14.  IA

Cusip Number:  911-905-10-7
Item 1.  Julian H. Robertson, Jr.
Item 2.  Check the Appropriate Box if
a Member of a Group: (a)(b)
Item 4.  OO
Item 6.  Delaware
Item 7.  -0-
Item 8.  16,512,700
Item 9.  -0-
Item 10. 16,512,700
Item 11. 16,512,700
Item 13. 22.4%
Item 14. IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, $1.00 par
value per share (the "Common Stock"), of US Airways Group
Inc., a Delaware corporation (the "Company"), which has
its principal executive offices at 2345 Crystal Drive,
Arlington, VA  22227

Item 2.  Identity and Background.

Tiger Management L.L.C. ("TMLLC"), a Delaware limited liability company, and Tiger Performance L.L.C.
("TPLLC"), a Delaware limited liability company, collectively referred to as the "Filing Persons" are registered as investment advisers under the Investment Advisers Act of 1940. TMLLC and TPLLC are engaged in the business of providing investment advice to and managing in the accounts of its clients. The managing members of TMLLC and TPLLC are Tiger Management
Corporation, a Delaware corporation, W. Gillespie Caffray, Philip N. Duff, Chris W. Shumway and Robert E. Fink.
Tiger Management Corporation is the senior managing member. Julian H. Robertson, Jr. is the sole shareholder, the Chairman and Chief Executive Officer of Tiger
Management Corporation. Officers of Tiger Management Corporation include Robert E. Fink, Vice President;
Nolan T. Altman, Chief Financial Officer; Steve C. Olson, Treasurer and Assistant Secretary; and William R. Goodell, General Counsel and Secretary. W. Gillespie Caffray is head trader and a Managing Member of TMLLC; Philip N. Duff is Chief Operating Officer and Managing Member of TMLLC; Chris W. Shumway is responsible for macro investments and is a Managing Member of TMLLC and Robert E. Fink's responsibilities include Risk Management and Investor Relations and he is a Managing Member of TMLLC.
The business address for Messrs. Robertson, Caffray, Duff, Shumway, Altman, Olson, Goodell, and Fink is 101 Park Avenue, New York, New York 10178. None of the persons named in response to this item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years been a party to a civil proceeding and as a result was or is subject to a judgement, decree, or final order of the type described in the instructions to Item 2(e) of
Schedule 13D. Messrs. Robertson, Caffray, Duff, Shumway, Altman, Olson, Goodell, and Fink are United States citizens.

Item 3.  Source and Amount of Funds or Other
Consideration.

The total aggregate amount of funds used to acquire the shares of Common Stock described in Item 5 was approximately $450,931,297.00 for the shares beneficially owned by the Filing Persons. The source of the funds was the advisory clients of the Filing Persons.

Item 4.  Purpose of Transaction.

The Filing Persons believe that the market valuation of the Company's Common Stock does not properly reflect the intrinsic value of the business based on the strength of the Company's franchise and current business position, its strong management team and strategic plans.
Accordingly, the Filing Persons are currently exploring and may explore from time to time in the future a variety of alternatives designed to enhance shareholder value. The alternatives may include, without limitation, an extraordinary corporate transaction, such as a merger, sale or recapitalization of the Company. There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions. Depending upon the foregoing factors, the Filing Persons may also sell all or part of the shares of Common Stock in open market or privately negotiated transactions. The Filing Persons have held discussions from time to time with the Company's management regarding the Company and means of enhancing shareholder value. The Filing Persons anticipate that they will continue to have these discussions with the Company's management in the future. The Filing Persons support current management and have no present plans to influence or change the structure or composition of the Company's Board of Directors. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to shares of common stock beneficially owned by the Filing Persons as of July 30, 1999. The percentages are computed based on 73,836,000 shares of the common stock outstanding as of 4/30/99. None of the other persons identified in Item 2 beneficially own shares.

                 Number of      % of
Name             Shares         Share
                                O/S
TMC            16,512,700	 22.4%
TMLLC		    6,866,500	  9.3%
TPLLC           9,646,200 	 13.1%
Julian H.
Robertson, Jr. 16,512,700	 22.4%


The percentages are based upon shares outstanding on the date hereof which is less than the number of shares outstanding at the time of the preceding filing.
(b) TMLLC, TPLLC and Julian H. Robertson, Jr. have shared power to vote, direct the voting, dispose and direct the disposition of the shares.
(c) No transactions were effected during the past sixty days.
(d) The advisory clients of the Filing Persons have the right to receive dividends from, or proceeds from the sale of the shares of the Common Stock owned by them. Two of the advisory clients, The Jaguar Fund, N.V., a Netherland Antilles corporation advised by TMLLC ("Jaguar") and Tiger, a New York partnership, whose general partner is TPLLC each hold more than 5 percent of the class.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.  Material to Be filed as Exhibits.
A.  Joint Filing Agreement.

July 30, 1999.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial Officer

/s/  Nolan Altman, Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95